Exhibit 12.1

ConAgra Agricultural Products Business

Computation of Ratios of Earnings to Fixed Charges

(dollars in thousands)

	Fiscal Year Ended							Twenty six-weeks Ended
	1999	2000	2001		2002		2003	August 25, 2002	August 24, 2003
Fixed Charges as Defined:
Interest expense	$52,156	$48,834	$64,952		$46,515		$25,068	$13,600	$8,850
One third of non-cancelable lease rent	15,295	16,607	18,226		17,762		15,378	7,689	7,030

Total fixed charges (A)	$67,451	$65,441	$83,178		$64,277		$40,446	$21,289	$15,880

Earnings as Defined:
Pretax income (loss)	$49,736	$55,523	$(18,831)		$(57,887)		$41,335	$63,698	$88,244
Add fixed charges	67,451	65,441	83,178		64,277		40,446	21,289	15,880

Earnings and fixed charges (B)	$117,187	$120,964	$64,347		$6,390		$81,781	$84,987	$104,124

Ratio of earnings to fixed charges (B/A)	1.74	1.85	—	(a)	—	(a)	2.02	3.99	6.56

(a)	For fiscal 2001 and 2002, the ConAgra Agricultural Products Business’ earnings were insufficient to cover fixed charges by $18.8 million and $57.9 million, respectively.